                                                        OMB APPROVAL
                                                    OMB Number 3235-0145
                                                    Expires:October 31, 1994
                                                    Estimated average burden


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _ )*



                              ARADIGM CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock,  no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   038505 103
                            --------------------------
                                 (CUSIP Number)


                               Thomas E. Siegler
                     c/o Donaldson, Lufkin & Jenrette, Inc.
                                277 Park Avenue
                           New York, New York  10172
                                 (212) 892-4477

- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 25, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Exhibit index is located on page 19

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   2   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sprout Capital VI, L.P.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES                374,125
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY        8      SHARED VOTING POWER
   EACH                 -0-
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9      SOLE DISPOSITIVE POWER

                        374,125
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       374,125 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   3   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sprout Capital VII, L.P.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            640,823
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        640,823
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       640,823 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.4% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   4   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DLJ Capital Corporation
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC,OO
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   5   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Donaldson, Lufkin & Jenrette, Inc.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       HC,CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   6   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Equitable Companies Incorporated
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO,HC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   7   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AXA
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO,HC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   8   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Finaxa
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       HC,CO
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   9   OF   22    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AXA Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   10  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AXA Assurances Vie Mutelle
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not Applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   11  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Uni Europe Assurance Mutuelle
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   12  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alpha Assurances Vie Mutuelle
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   13  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alpha Assurances I.A.R.D. Mutuelle
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IC
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   14  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Claude Bebear, as AXA Voting Trustee
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   15  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Patrice Garnier, as AXA Voting Trustee
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   038505 103                          PAGE   16  OF   22    PAGES
          ----------------                            ----    ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Henri de Clermont-Tonneire, as AXA Voting Trustee
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       Not applicable
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,073,644
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,073,644
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,073,644 -- See Item 5
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7% -- See Item 5
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, no par value (the "Shares"), of Aradigm Corporation, a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 26219 Eden Landing Road, Hayward, California 94545.

The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Sprout Capital VI, L.P., a Delaware limited partnership ("Sprout VI"), (2) Sprout Capital VII, L.P., a Delaware limited partnership ("Sprout VII"), (3) DLJ Capital Corporation, a Delaware corporation ("DLJCC"), (4) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ"), (5) The Equitable Companies Incorporated, a Delaware corporation ("Equitable"), (6) AXA, a societe anonyme organized under the laws of France, (7) Finaxa, a societe anonyme organized under the laws of France, (8) AXA Assurances I.A.R.D. Mutuelles, a mutual insurance company organized under the laws of France, (9) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (10) Uni Europe Assurance Mutuelle, a mutual insurance company organized under the laws of France, (11) Alpha Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France, (12) Alpha Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France, and (13) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992.

Sprout VI is a Delaware limited partnership formed to invest in securities for long-term appreciation. DLJCC is the managing general partner of Sprout VI and makes all of the investment and voting decisions on the part of Sprout VI.

Sprout VII is a Delaware limited partnership formed to invest in securities for long-term appreciation. DLJCC is the managing general partner of Sprout VII and makes all of the investment and voting decisions on the part of Sprout VII.

DLJCC is a Delaware corporation formed to make investments in industrial and other companies to participate in the management of venture capital pools. DLJCC is a wholly owned subsidiary of DLJ.

DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services. Equitable directly owns 44.1% of DLJ, and The Equitable Life Assurance Society of the United States, a New York stock life insurance company wholly owned by Equitable, indirectly owns 36.1% of DLJ.

Equitable is a Delaware corporation and is a holding company. As of April 30, 1996 approximately 60.7% of the outstanding common stock as well as certain convertible preferred stock of Equitable was beneficially owned by AXA. For insurance regulatory purposes, to insure that certain indirect minority shareholders of AXA will not be able to exercise control over Equitable and certain of its insurance subsidiaries, the voting shares of Equitable capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to Equitable.

AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies.

Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of May 9, 1996, Finaxa owned 29.9% of the issued shares (representing approximately 39.6% of the voting power) of AXA.

Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Uni Europe Assurance Mutuelle, Alpha Assurances Vie Mutuelle, and Alpha Assurances I.A.R.D. Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. The Mutuelles AXA are owned by approximately 1.5 million policy holders. As of May 9, 1996, the Mutuelles AXA, as a group, control, directly and indirectly through intermediate holding companies, approximately 40.1% of the issued shares (representing approximately 46.2% of the voting power) of AXA. AXA is indirectly controlled by the Mutuelles AXA, acting as a group.

Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of Equitable capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship, and present and principal occupation of each of the AXA Voting Trustees is set forth on Schedule D attached hereto.

The address of the principal business and office of each of Sprout VI, Sprout VII, DLJCC and DLJ is 277 Park Avenue, New York, NY 10172. The address of the principal business and principal office of Equitable is 787 Seventh Avenue, New York, New York 10019.

The address of the principal business and principal office of each of AXA, Finaxa and the AXA Voting Trustees is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21/25, rue de Charteaudun, 75009 Paris, France; of each of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle is Tour Franklin, 100/101 Terrasse Boildieu, 92042 Paris La Defense, France; and of Uni Europe Assurance Mutuelle is 24, rue Druout, 75009 Paris, France.

The name, business address, citizenship, present and principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors or the Conseil d'Administration (French analogue of a Board of Directors) of DLJCC, DLJ, Equitable, AXA, Finaxa, and the Mutuelles AXA are set forth on Schedule A through Schedule J, respectively, attached hereto.

During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through Schedule J attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by each of Sprout VI, Sprout VII and DLJCC to purchase the Shares was $1,638,184, $2,805,771 and $256,348, respectively. These amounts assume the transfer of 564,472 Shares to Sprout VII from DLJCC on August 15, 1995. The funds used by each Sprout VI, Sprout VII and DLJCC to purchase the Shares came from each of their general investment capital. No funds of any of DLJ, Equitable, AXA, Finaxa, the Mutuelles AXA or the AXA Voting Trustees were used to purchase the Shares.

ITEM 4. PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the Shares beneficially owned directly by such person for investment. In addition, except as qualified by Item 6 below, depending on market conditions and other considerations, the Reporting Persons may acquire additional Shares or other securities of the Issuer if such Shares or securities become available at prices that are attractive to the Reporting Persons. On the other hand, except as qualified by Item 6 below, depending on market conditions and other considerations, the Reporting Persons may dispose of all or a portion of the Shares or other securities they now own or may hereinafter acquire.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Sprout VI may be deemed to be the beneficial owner of the 374,125 Shares (the "Sprout VI Shares") directly owned by it, or approximately 3.7% of the Shares outstanding. Sprout VI has the sole power to vote and the sole power to dispose of the Sprout VI Shares directly owned by it.

Sprout VII may be deemed to be the beneficial owner of the 640,823 Shares (the "Sprout VII Shares") directly owned by it, or approximately 6.4% of the Shares outstanding. Sprout VII has the sole power to vote and the sole power to dispose of the Sprout VII Shares directly owned by it.

DLJCC may be deemed to be the beneficial owner of the 58,696 Shares directly owned by it, or approximately 0.6% of the Shares outstanding. DLJCC, as the managing general partner of each Sprout VI and Sprout VII, also may be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), to beneficially own indirectly the Sprout VI Shares and the Sprout VII Shares, for a total of 1,073,644 Shares (collectively, the "DLJCC Shares"), or approximately 10.7% of the Shares outstanding. DLJCC has the sole power to vote and the sole power to dispose of the Shares directly owned by it.

As the sole stockholder of DLJCC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares. Because of Equitable's ownership of DLJ, Equitable may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares that may be deemed to be beneficially owned indirectly by DLJ.

The Reporting Persons, in the aggregate, may be deemed to beneficially own 1,073,633 or approximately 10.74% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 10,068,410 Shares outstanding as stated by the Issuer in its Prospectus dated June 19, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 above is hereby incorporated herein by reference.

Sprout VI, Sprout VII and DLJCC are parties to a Lock-Up Agreement with Cowen & Company, Oppenheimer & Co., Inc. and Invemed Associates, Inc., as representatives of the several underwriters of the Issuer's initial public offering of common stock (the "IPO"). The Lock-Up Agreement prohibits Sprout VI, Sprout VII and DLJCC from offering, selling, disposing of, lending, pledging or granting any rights in its Shares prior to the expiration of 180 days after the effectiveness of the registration statement filed in connection with the IPO, subject to certain exceptions, without the prior written consent of Cowen & Company.

Sprout VI, Sprout VII and DLJCC are parties to an Amended and Restated Investor Rights Agreement (the "Rights Agreement") entered into as of December 22, 1995, by and among the Issuer and the investors listed on Exhibit A thereto.
Pursuant to the Rights Agreement, the Issuer has granted certain demand and piggyback registration rights to the investors (including Sprout VI, Sprout VII and DLJCC) for a period ending five years after the IPO.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following have been filed as Exhibits to this Schedule 13D:

     1.  Joint Filing Agreement
    *2.  Amended and Restated Investor Rights Agreement
     3.  Lock-Up Agreement

____________________
* Incorporated by reference from the Issuer's Registration Statement on Form S-1 (Registration No. 333-4236), as filed with the Securities and Exchange Commission on April 30, 1996.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:


                                        SPROUT CAPITAL VI, L.P.

                                        By:  DLJ Capital Corporation

                                        Its:  Managing General Partner


                                        /S/Thomas E. Siegler
                                        ------------------------------------
                                        Thomas E. Siegler
                                        Secretary and Treasurer


                                        SPROUT CAPITAL VII, L.P.

                                        By:  DLJ Capital Corporation

                                        Its:  Managing General Partner


                                        /S/Thomas E. Siegler
                                        ------------------------------------
                                        Thomas E. Siegler
                                        Secretary and Treasurer


                                        DLJ CAPITAL CORPORATION, INC.



                                        /S/Thomas E. Siegler
                                        ------------------------------------
                                        Thomas E. Siegler
                                        Secretary and Treasurer

                                        DONALDSON, LUFKIN & JENRETTE, INC.


                                        /S/Thomas E. Siegler
                                        ------------------------------------
                                        Thomas E. Siegler

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:


                                THE EQUITABLE COMPANIES INCORPORATED


                                /S/Joanne T. Marren
                                --------------------------------------------
                                Joanne T. Marren
                                Senior Vice President and Deputy General Counsel

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:
                                 AXA
                                 Finaxa
                                 AXA Assurances I.A.R.D. Mutuelle
                                 AXA Assurances Vie Mutuelle
                                 Uni Europe Assurance Mutuelle
                                 Alpha Assurances I.A.R.D. Mutuelle
                                 Alpha Assurances Vie Mutuelle
                                 Claude Bebear, as AXA Voting Trustee
                                 Patrice Garnier, as AXA Voting Trustee
                                 Henri Clermont-Tonnerre, as AXA Voting Trustee


                                 /S/Joanne T. Marren
                                 ----------------------------------------------
                                 Joanne T. Marren
                                 Attorney-in-fact

                                                                      SCHEDULE A



                        Executive Officers and Directors
                                       of
                            DLJ Capital Corporation



          The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Corporation ("DLJCC") and their business addresses and principal occupations are set forth below. Each Director's or Executive Officer's business address is that of DLJCC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCC and each individual is a United States citizen.


Name, Business Address                  Present Principal Occupation

*    Richard E. Kroon        President and Chief Executive Officer

*    Anthony F. Daddino      Vice President; Executive Vice President and Chief
                             Financial officer, Donaldson, Lufkin & Jenrette,
                             Inc.

*    Thomas E. Siegler       Secretary and Treasurer; Senior Vice President and
                             Secretary, Donaldson, Lufkin & Jenrette, Inc.



______________________________
*  Director

                                                                      SCHEDULE B



                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.



          The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.


Name, Business Address                Present Principal Occupation

*    John S. Chalsty         Chairman and Chief Executive Officer; Chairman and
                             Chief Executive Officer, Donaldson, Lufkin &
                             Jenrette, Inc.

*    Joe L. Roby             President and Chief Operating Officer; President
                             and Chief Operating Officer, Donaldson, Lufkin &
                             Jenrette, Inc.

*    Claude Bebear (1)       Chairman and Chief Executive Officer, AXA
     AXA
     23, avenue Matignon
     75008 Paris, France

*    Henri de Castries (1)   Executive Vice President Financial Services and
     AXA                     Life Insurance Activities, AXA
     23, avenue Matignon
     75008 Paris, France

*    Kevin Dolan             Executive Vice President, AXA Asset Management
     AXA Asset Management
     40, rue de Collissee
     75008 Paris, France

*    Louis Harris            Chairman and Chief Executive Officer, LH Research
     LH Research             (research)
     152 East 38th Street
     New York, New York
     10016-2605

*    Henri G. Hottingeur (2) Chairman and Chief Executive Officer, Banque
     Banque Hottingeur       Hottingeur (banking)
     38, rue de Provence
     75009 Paris, France

*    W. Edwin Jarmain (3)    President, Jarmain Group Inc. (private investment
     Jarmain Group Inc.      holding company)
     95 Wellington Street
     West Suite 805
     Toronto, Canada

*    Francis Jungers         Retired Chairman, Arabian American Oil Company (oil
     19880 NW Nestucca       industry)
     Drive
     Portland, Oregon  97229

*    Joseph J. Melone                   President and Chief Executive Officer,
     The Equitable Companies            The Equitable Companies Incorporated
     Incorporated
     787 Seventh Avenue
     New York, New York  10019

*    W. J. Sanders, III                 Chairman and Chief Executive Officer,
     Advanced Micro Devices, Inc.       Advanced Micro Devices
     901 Thompson Place
     Sunnyvale, CA  94086

*    Jerry M. de St. Paer               Executive Vice President and Chief
     The Equitable Companies            Financial Offier, The Equitable
     Incorporated                       Companies Incorporated
     787 Seventh Avenue
     New York, New York  10019

*    John C. West                       Former Ambassador to Saudi Arabia
     Bothea, Jordan & Griffin
     23B Shelter Cove
     Hilton Head Island, SC  29928

*    Carl B. Menges                     Vice Chairman of the Board

*    Hamilton E. James                  Managing Director

*    Richard S. Pechter                 Managing Director

*    Theodore P. Shen                   Managing Director

*    Anthony F. Daddino                 Executive Vice President and
                                        Chief Financial Offier

*    Robert J. Albano                   Senior Vice President and Director of
                                        Compliance and Regulatory Affairs

     Michael M. Bendik                  Senior Vice President and Chief
                                        Accounting Officer

     Michael A. Boyd                    Senior Vice President and General
                                        Counsel

     Joseph D. Donnelly                 Senior Vice President and Associate
     One Pershing Plaza                 General Counsel
     Jersey City, NJ  07599

     Stuart S. Flamberg                 Senior Vice President and Director of
                                        Taxes

     Roy A. Garman                      Senior Vice President and Controller

     Charles J. Hendrickson             Senior Vice President and Treasurer

     Gerald B. Rigg                     Senior Vice President and Director of
                                        Human Resources

     Thomas E. Siegler                  Senior Vice President and Secretary

     Lucia D. Swanson                   Senior Vice President and Associate
                                        General Counsel


______________________________
*  Director

(1)  Citizen of the Republic of France
(2)  Citizen of Switzerland
(3)  Citizen of Canada

                                                                      SCHEDULE C



                        Executive Officers and Directors
                                       of
                      The Equitable Companies Incorporated



          The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("Equitable") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Equitable at 787 Seventh Avenue, New York, New York 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable and each individual is a United States citizen.


Name, Business Address                      Present Principal Occupation

*    Claude Bebear(1)                   Chairman of the Board; Chairman and
     AXA                                Chief Executive Officer, AXA
     23, avenue Matignon
     75008 Paris, France

*    James M. Benson                    Senior Executive Vice President and
                                        Chief Operating Officer; President and
                                        Chief Executive Officer, The Equitable
                                        Life Assurance Society of the United
                                        States

*    Henri de Castries (1)              Vice Chairman of the Board; Executive
     AXA                                Vice President Financial Services and
     23 avenue Matignon                 Life Insurance Activities (outside
     75008 Paris, France                of France)

*    John S. Chalsty                    Chairman and Chief Executive Officer,
     Donaldson, Lufkin &                Donaldson, Lufkin & Jenrette, Inc.
     Jenrette, Inc.
     277 Park Avenue
     New York, NY  10172

     Jerry M. de St. Paer               Senior Executive Vice President and
                                        Chief Financial Officer; Executive Vice
                                        President, The Equitable Life Assurance
                                        Society of the United States

*    Joseph L. Dionne                   Chairman and Chief Executive Officer,
     The McGraw Hill Companies          The McGraw Hill Companies (publishing)
     1221 Avenue of the Americas
     New York, NY  10020

*    William T. Esrey                   Chairman of the Board and Chief
     Sprint Corporation                 Executive Officer, The Sprint
     P.O. Box 11315                     Corporation (telecommunications)
     Kansas City, MO  64112

*    Jean-Rene Fourtou(1)               Chairman and Chief Executive Officer,
     Rhone-Poulenc S.A.                 Rhone-Poulenc S.A. (industry)
     25 quai Paul Doumer
     92408 Courbevoie,
     France

     Robert E. Garber                   Executive Vice President and General
                                        Counsel

*    Donald J. Greene                   Partner, LeBoeuf,  Lamb, Greene &
     LeBoeuf, Lamb, Greene & MacRae     MacRae (law firm)
     125 West 55th Street
     New York, NY 10019

*    Anthony Hamilton(2)                Group Chairman and Chief Executive
     35 Wilson Street                   Officer, Fox-Pitt, Kelton Group Limited
     London, England  EC2M 2SJ          (Finance)

*    John T. Hartley                    Retired Chairman and Chief Executive
     Harris Corporation                 Officer, Harris Corporation (manufacture
     1025 Nasa Boulevard                of electronic, telephone and copying
     Melbourne, FL  32919               systems)

*    John H.F. Haskell, Jr.             Director and Managing Director, Dillon,
     Dillon, Read & Co., Inc.           Read & Co., Inc. (investment banking
     535 Madison Avenue                 firm)
     New York, NY  10028

*    W. Edwin Jarmain (3)               President, Jarmain Group Inc. (private
     Jarmain Group Inc.                 investment holding company)
     95 Wellington St. West
     Suite 805
     Toronto, Ontario M5J 2N7
     Canada

*    Winthrop Knowlton                  Chairman, Knowlton Brothers, Inc.
     Knowlton Brothers, Inc.            (private investment firm); President and
     530 Fifth Avenue                   Chief Executive Officer, Knowlton
     New York, NY  10036                Associates, Inc. (consulting firm)

*    Arthur L. Liman Partner,           Paul, Weiss, Rifkind, Wharton &
     Paul, Weiss, Rifkind,              Garrison (law firm)
     Wharton & Garrison
     1285 Avenue of the Americas
     New York, NY  10019

     Joanne T. Marren                   Senior Vice President and Deputy General
                                        Counsel

     William T. McCaffrey               Executive Vice President and Chief
                                        Administrative Officer; Senior Executive
                                        Vice President and Chief Operating
                                        Officer, The Equitable Life Assurance
                                        Society of the United States

*    Joseph J. Melone                   Chief Executive Officer and President;
                                        Chairman of the Board, The Equitable
                                        Life Assurance Society of the United
                                        States

     Peter D. Noris                     Executive Vice President and Chief
                                        Investment Officer; Executive Vice
                                        President and Chief Investment Officer,
                                        The Equitable Life Assurance Society of
                                        the United States

*    Didier Pineau-Valencienne          Chairman and Chief Executive Officer,
     64-70, avenue Jean Baptiste        Schneider S.A. (electric equipment)
     Clementa 92646 Boulogne
     Cedex, France

*    George J. Sella, Jr.               Retired Chairman, President and Chief
     American Cyanamid Company          Executive Officer, American Cyanamid
     P.O. Box 3017                      Company (manufacturer pharmaceutical
     Newton, NJ  07860                  products and agricultural products)

     Jose Suquet                        Executive Vice President; Executive Vice
                                        President and Chief Agency Officer; The
                                        Equtiable Life Assurance Society of the
                                        United States

     Stanley B. Tulin                   Executive Vice President; Senior
                                        Executive Vice President and Chief
                                        Financial Officer, The Equitable
                                        Companies Incorporated

*    Dave H. Williams                   Chairman and Chief Executive Officer,
     Alliance Capital                   Alliance Capital Management Corp.
     Management Corporation             (investment company)
     1345 Avenue of the Americas
     New York, NY  10105


______________________________
*  Director

(1)  Citizen of the Republic of France
(2)  Citizen of United Kingdom
(3)  Citizen of Canada

                                                                      SCHEDULE D



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                      AXA



          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.


Name, Business Address                             Present Principal Occupation

*  Claude Bebear                        Chairman and Chief Executive Officer

*  Antoine Bernheim                     Chairman and Chief Executive Officer,
   Piazza Duca Degli Abruzzi 2          Assicurazioni Generali S.p.A.
   34132 Trieste, Italy                 (insurance)

   Henri de Castries                    Executive Vice President, Financial
                                        Services and Life Insurance Activities
                                        (outside of France)

   Francoise Colloc'h                   Executive Vice President, Human
                                        Resources and Public Relations

*  Henri de Clermont-Tonnerre           Chairman, Societe d'Armement et de
   90, rue de Miromesnil                Navigation Charles Schiaffino
   75008 Paris, France                  (transportation)

*  David Dautresme                      Partner and Managing Director Lazard
   121, boulevard Haussman              Freres et Cie (investment banking)
   75008 Paris, France

*  Jean-Rene Fourtou                    Chairman and Chief Executive Officer,
   25, quai Paul Doumer                 Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Michel Francois-Poncet               Chairman of the Supervisory Board of
   3, rue d'Autin Paribas               Compagnie Financiere Paribas and Banque
   75002 Paris, France                  (financial services and banking)

*  Patrice Garnier                      Retired

*  Gianfranco Gutty(1)                  Director and Executive Officer,
   Piazza Duca Degli Abruzzi 2          Assicurazioni Generali S.p.A.
   34132 Trieste, Italy                 (insurance)

*  Anthony Hamilton(3)                  Group Chairman and Chief Executive
   35 Wilson Street                     Officer, Fox-Pitt, Kelton Group Limited
   London, England  EC2M 2SJ            (France)

*  Henri Hottinguer(2)                  Chairman and Chief Executive Officer,
   38, rue de Provence                  Banque Hottinguer (banking)
   75009 Paris, France

*  Richard H. Jenrette(4)               Retired
   787 Seventh Avenue
   New York, New York  10019

*  Henri Lachmann                       Chairman and Chief Executive Officer,
   56, rue Jean Giraudoux               Strafor Facom (office furniture)
   67000 Strasbourg, France

   Gerard de la Martiniere              Executive Vice President, Corporate
                                        Finance and Administrative Services

*  Didier Pineau-Valencienne            Chief Executive Officer, Schneider S.A.
   64-70, avenue Jean Baptiste Clement  (electric equipment)
   92646 Boulogne Cedex, France

   Claude Tendil                        Executive Vice President, Insurance
                                        Activities (in France) and Non-Life and
                                        Composite Insurance Activities (outside
                                        of France)



______________________________
*  Member, Conseil d'Administration

(1)  Citizen of Italy
(2)  Citizen of Switzerland
(3)  Citizen of the United Kingdom
(4)  Citizen of the United States of America

                                                                      SCHEDULE E



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                                     FINAXA



          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


Name, Business Address                        Present Principal Occupation

*    Claude Bebear                      Chairman and Chief Executive Officer;
                                        Chairman and Chief Executive Officer,
                                        AXA

*    Henri de Castries                  Executive Vice President, Financial
                                        Services and Life Insurance Activities
                                        (outside of France), AXA

*    Henri de Clermont-Tonnerre         Chairman, Societe d'Armement et de
     90, rue de Miromesnil              Navigation Charles Schiaffino
     75008 Paris, France                (transportation)

*    Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
     25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
     92408 Courbevoie, France

*    Patrice Garnier                    Retired

*    Henri Hottinguer(1)                Chairman and Chief Executive Officer,
     38, rue de Provence                Banque Hottinguer (banking)
     75009 Paris, France

*    Paul Hottinguer(1)                 Assistant Chairman and Chief Executive
     38, rue de Provence                Officer, Banque Hottinguer (banking)
     75009 Paris, France

*    Henri Lachmann                     Chairman and Chief Executive Officer,
     56, rue Jean Giraudoux             Strafor Facom (office furniture)
     67000 Strasbourg, France

*    Georges Rousseau                   Chairman, Apave Normandies (consulting)
     2, rue des Mouettes
     76130 Mont Saint Aignan, France



_____________________________________
*   Member, Conseil d'Administration

(1)  Citizen of Switzerland

                                                                      SCHEDULE F



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                        AXA ASSURANCES I.A.R.D. MUTUELLE



          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21/25, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                        Present Principal Occupation

*  Claude Bebear                        Chairman and Chief Executive Officer;
   23, avenue Matignon                  Chairman and Chief Executive Officer,
   75008 Paris, France                  AXA

   Jean-Luc Bertozzi                    Assistant Chief Executive Officer
   21/25, rue de Chateaudun
   75009 Paris, France

*  Henri de Castries                    Executive Vice President, Financial
   23, avenue Matignon                  Services and Life Insurance Activities
   75008 Paris, France                  (outside of France), AXA

*  Jean-Pierre Chaffin                  Manager, Federation de la Metallurgie
   5, rue la Bruyere                    (industry)
   75009 Paris, France

*  Gerard Coutelle                      Retired

*  Jean-Rene Fourtou                    Chairman and Chief Executive Officer,
   25, quai Paul Doumer                 Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Patrice Garnier                      Retired

*  Henri Lachmann                       Chairman and Chief Executive Officer,
   56, rue Jean Giraudoux               Strafor Facom (office furniture)
   67000 Strasbourg, France

*  Francoise Richer                     Retired

*  Georges Rousseau                     Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                        General Manager; Executive Vice
   23, avenue Matignon                  President, Insurance Activities (in
   75008 Paris, France                  France) and Non-Life and Composite
                                        Insurance Activities (outisde of France)

*  Nicolas Thiery                       Chairman and Chief Executive Officer,
   6 Cite de la Chapelle                Establissements Jaillard (management
   75018 Paris, France                  consulting)

*  Francis Vaudour                      Chief Executive Officer, Segafredo
   14, boulevard Industriel             Zanetti France S.A. (coffee importing
   76301 Sotteville les Rouen, France   and processing)




______________________________
*  Member, Conseil d'Administration

                                                                      SCHEDULE G



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                          AXA ASSURANCES VIE MUTUELLE



          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21/25, rue de Chateaudun, 75009 Paris, France.
Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                         Present Principal Occupation

*   Claude Bebear                       Chairman and Chief Executive Officer;
    23, avenue Matignon                 Chairman and Chief Executive Officer,
    75008 Paris, France                 AXA

    Jean-Luc Bertozzi                   Assistant Chief Executive Officer
    21/25, rue de Chateaudun
    75009 Paris, France

*   Henri de Castries                   Executive Vice President, Financial
    23, avenue Matignon                 Services and Life Insurance Activities
    75008 Paris, France                 (outside of France), AXA

*   Jean-Pierre Chaffin                 Manager, Federation de la Metallurgie
    5, rue la Bruyere                   (industry)
    75009 Paris, France

*   Henri de Clermont-Tonnerre          Chairman, Societe d'Armement et de
    90, rue de Miromesnil               Navigation Charles Schiaffino
    75008 Paris, France                 (transportation)

*   Gerard Coutelle                     Retired

*   Jean-Rene Fourtou                   Chairman and Chief Executive Officer,
    25, quai Paul Doumer                Rhone-Poulenc S.A. (industry)
    92408 Courbevoie, France

*   Henri Lachmann                      Chairman and Chief Executive Officer,
    56, rue Jean Giraudoux              Strafor Facom (office furniture)
    67000 Strasbourg, France

*   Francoise Richer                    Retired

*   Georges Rousseau                    Chairman, Apave Normandies (consulting)
    2, rue des Mouettes
    76130 Mont Saint Aignan, France

*   Claude Tendil                       General Manager; Executive Vice
    23, avenue Matignon                 President, Insurance Activities (in
    75008 Paris, France                 France) and Non-Life Composite Insurance
                                        Activities (outside of France)

*  Nicolas Thiery                       Chairman and Chief Executive Officer,
   6 Cite de la Chapelle                Establissements Jaillard (management
   75018 Paris, France                  consulting)

*  Francis Vaudour                      Chief Executive Officer, Segafredo
   14, boulevard Industriel             Zanetti France S.A. (coffee importing
   76301 Sotteville les Rouen, France   and processing)



_____________________________
*  Member, Conseil d'Administration

                                                                      SCHEDULE H



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         UNI EUROPE ASSURANCE MUTUELLE



          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Uni Europe Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Uni Europe Assurance Mutuelle at 24, rue Druout, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Uni Europe Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                         Present Principal Occupation

*  Claude Bebear                        Chairman and Chief Executive Officer;
   23, avenue Matignon                  Chairman and Chief Executive Officer,
   75008 Paris, France                  AXA

*  Henri de Castries                    Executive Vice President, Financial
   23, avenue Matignon                  Services and Life Insurance Activities
   75008 Paris, France                  (outside of France), AXA

*  Francis Cordier                      Chairman and Chief Executive Officer,
   rue Nicephone Niepce                 Group Demay Lesieur (food industry)
   BP 232 76304 Sotteville
   Les Rouen, France

*  Gerard Coutelle                      Retired

*  Jean-Rene Fourtou                    Chairman and Chief Executive Officer,
   25, quai Paul Doumer                 Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Patrice Garnier                      Retired

*  Henri Lachmann                       Chairman and Chief Executive Officer,
   56, rue Jean Giraudoux               Strafor Facom (office furniture)
   67000 Strasbourg, France

*  Francis Magnan                       Chairman and Chief Executive Officer,
   50, boulevard des Dames              Groupe Daher (air and sea
   13002 Marseille, France              transportation)

*  Jean de Ribes                        Chief Executive Officer, Banque Rivaud
   13, rue Notre Dame des Victoires     (banking)
   75008 Paris, France

*  Georges Rousseau                     Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Jean-Paul Saillard                   Corporate Secretary, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Tendil                        General manager; Executive Vice
   23, avenue Matignon                  President, Insurance Activities (in
   75008 Paris, France                  France) and Non-Life and Composite
                                        Insurance Activities (outside of France)



_____________________________
*  Member, Conseil d'Administration

                                                                      SCHEDULE I



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                         ALPHA ASSURANCES VIE MUTUELLE


          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address                           Present Principal Occupation

*  Claude Bebear                        Chairman and Chief Executive Officer;
   23, avenue Matignon                  Chairman and Chief Executive Officer,
   75008 Paris, France                  AXA

*  Henri de Castries                    Executive Vice President, Financial
   23, avenue Matignon                  Services and Life Insurance Activities
   75008 Paris, France                  (outside of France), AXA

*  Henri de Clermont-Tonnerre           Chairman, Societe d'Armement et de
   90, rue de Miromesnil                Navigation Charles Schiaffino
   75008 Paris, France                  (transportation)

*  Claude Fath                          Manager

*  Jean-Rene Fourtou                    Chairman and Chief Executive Officer,
   25, quai Paul Doumer                 Rhone-Poulenc S.A. (industry)
   92408 Courbevoie, France

*  Patrice Garnier                      Retired

*  Henri Lachmann                       Chairman and Chief Executive Officer,
   56, rue Jean Giraudoux               Strafor Facom (office furniture)
   67000 Strasbourg, France

*  Georges Rousseau                     Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                        General Manager; Executive Vice
   23, avenue Matignon                  President, Insurance Activities (in
   75008 Paris, France                  France) and Non- Life Composite
                                        Insurance Activities (outside of France)

*  Francis Vaudour                      Chief Executive Officer, Segafredo
   14, boulevard Industriel             Zanetti France S.A. (coffee importing
   76301 Sotteville les Rouen           and processing)
   France




______________________________
*  Member, Conseil d'Administration

                                                                      SCHEDULE J



                             Executive Officers and
                      Members of Conseil d'Administration
                                       of
                       ALPHA ASSURANCES I.A.R.D. MUTUELLE


          The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances I.A.R.D. Mutuelle at Tour Franklin, 100/101 Terrasse Boildieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address                         Present Principal Occupation

*  Claude Bebear                        Chairman and Chief Executive Officer;
   23, avenue Matignon                  Chairman and Chief Executive Officer,
   75008 Paris, France                  AXA

*  Henri Brischoux                      Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Henri de Castries                    Executive Vice President, Financial
   23, avenue Matignon                  Services and Life Insurance Activities
   75008 Paris, France                  (outside of France), AXA

*  Henri de Clermont-Tonnerre           Chairman, Societe d'Armement et de
   90, rue de Miromesnil                Navigation Charles Schiaffino
   75008 Paris, France                  (transportation)

*  Bernard Cornille                     Audit Manager, AXA
   23, avenue Matignon
   75008 Paris, France

*  Claude Fath                          Manager, Alpha Assurances Vie Mutuelle

*  Patrice Garnier                      Retired

   Henri Lachmann                       Chairman and Chief Executive Officer,
   56, rue Jean Giraudoux               Strafor Facom (office furniture)
   67000 Strasbourg, France

*  Claude Peter                         Retired

*  Georges Rousseau                     Chairman, Apave Normandies (consulting)
   2, rue des Mouettes
   76130 Mont Saint Aignan, France

*  Claude Tendil                        General Manager; Executive Vice
   23, avenue Matignon                  President, Insurance Activities (in
   75008 Paris, France                  France) and Non-Life and Composite
                                        Insurance Activities (outside of France)




______________________________
*  Member, Conseil d'Administration